IMMUNOMEDICS, INC.

300 THE AMERICAN ROAD

MORRIS PLAINS, NEW JERSEY, 07950

September 18, 2017

Via EDGAR and e-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549-4561

Mail Stop 3010

Attn:       Irene Paik

Re:                             Acceleration Request of Immunomedics, Inc. (the “Company”) Form S-3, File No. 333-219594 (the “Registration Statement”)

Dear Ms. Paik:

The Company hereby requests, pursuant to conversations with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 9:30 a.m. (Eastern) on September 19, 2017, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert, Esq. or Scott A. Cowan, Esq. of DLA Piper LLP (US) at (973) 520-2553 or (973) 520-2554, respectively, with any questions or comments.  Thank you for your assistance with this filing.

IMMUNOMEDICS, INC.

By:	/s/ Michael R. Garone
Name:	Michael R. Garone
Title:	Vice President, Finance and
Chief Financial Officer

cc:                                Andrew P. Gilbert, Esq. (via e-mail)

Scott A. Cowan, Esq. (via e-mail)